June 17, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 002-10156; 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 24, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 218 under the Securities Act of 1933, as amended, and Amendment No. 170 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 8, 2022, accession no. 0001133228-22-001763 (the “Amendment”). The Amendment relates to John Hancock Fundamental Equity Income Fund, a new series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Amendment.

Prospectus Comments

Comment 1 — Please include the ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response to Comment 1 — The ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Comment 2 — Under “Fund Summary — Fees and expenses,” the Staff highlighted the sentence discussing the fact that the shareholder may pay other fees, which are not reflected in the tables and examples, should be bolded. Please bold the applicable sentence, as it is bolded in Form N-1A.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Response to Comment 2 — The Trust has made the requested change and bolded the applicable sentence.

Comment 3 — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response to Comment 3 — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 —The SEC Staff notes that there are certain bracketed or omitted items in the Amendment. Please finalize and complete any omitted information in the Fund’s final filing. Please also provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response to Comment 4 — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing. Additionally, the fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 5 — Under “Fund Summary — Fees and expenses” in the “Annual Fund Operating Expenses” table, the Staff notes that the “Other Expenses” for Class A and Class C differ from those of Class R6 by 10 basis points. Please explain supplementally how there is an expense component unique to the given share class.

Response to Comment 5 — The Trust supplementally notes that transfer agency expenses are described in the Statement of Additional Information and are calculated monthly. The Trust also notes that the associated expenses for transfer agent services are allocated among four different expense categories associated with providing such services. Within each expense category, the transfer agent expense is allocated across all of the John Hancock affiliated funds and/or classes for which transfer agent services are provided, on the basis of relative average net assets, which results in differing TA fees for certain classes.

Comment 6 — Under “Fund Summary — Fees and Expenses” in the “Annual Fund Operating Expenses” table, with respect to footnote 2, if applicable, please disclose whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response to Comment 6 — Supplementally, the Trust notes that waived or reimbursed expenses are not subject to recoupment by the adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 7 — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

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Response to Comment 7 — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

Comment 8 — Under “Fund summary — Principal investment strategies,” the Trust states that “Equity securities in which the fund may invest include common and preferred stocks, convertible securities and their equivalents…” Please specify or provide examples of “their equivalents.” Additionally, please provide any corresponding risk disclosure that relates to those instruments.

Response to Comment 8 — The Trust has replaced the words “their equivalents” with the words “rights, warrants, and depositary receipts (including American Depositary Receipts, American Depositary Shares, European Depositary Receipts, and Global Depositary Receipts)” and has made certain other conforming clarifications. The Trust has determined that such risks are adequately and appropriately covered in the disclosure regarding hedging, derivatives, and other strategic transactions risk, as well as foreign securities risk. Accordingly, no change to the risk disclosure is necessary in response to this comment.

Comment 9 — The following comments relate to the disclosure under “Fund summary — Principal investment strategies,” regarding the following disclosure “[w]hile the fund manages risk by investing in securities across a broad range of industries and market sectors, the fund may at times focus its investments in a particular sector or sectors of the U.S. equity markets.”

Comment 9(a) — To the extent that the Fund is anticipated to focus or concentrate in a specific sector when it goes effective, please consider including separate risk disclosure as a sub-section of “Sector risk” under “Fund summary – Principal risks.”

Response to Comment 9(a) — The Trust confirms that the Fund has no intention to concentrate or focus in a specific sector.

Comment 9(b) — If the Fund is not anticipated to focus or concentrate in a specific sector when it goes effective, please consider specifying the maximum percentage that may be invested in a particular sector(s).

Response to Comment 9(b) — A Fund’s investment in any particular sector depends, however, on market conditions and the expectation of positive returns for that sector. Accordingly, each such Fund retains the flexibility to change the allocation of its investment among market sectors depending on changes in these factors. Where appropriate, a Fund will revise its prospectus to clarify its policy regarding investing in particular sectors in the next routine annual prospectus update. In addition, the Fund will consider appropriate revisions in the future should investment strategies and policies change.

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Comment 10 — In “Fund summary — Principal risks,” and “Fund details — Principal risks of investing,” please consider adding disclosure regarding the risks of investing in American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts.

Response to Comment 10 — The Trust notes that the following disclosure is included within the “Foreign securities risk”: “[d]epositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 11 — The Staff notes that the manager considers environmental, social, and/or governance (ESG) factors, as part of its investment selection process, as disclosed under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies.” Please briefly identify examples of ESG criteria that are considered.

Response to Comment 11 — The Trust updated the noted disclosure as reflected below.

The manager considers environmental, social and/or governance (ESG) factors, alongside other relevant factors, as part of its investment process. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments.

Comment 12 — Under “Fund summary – Principal investment strategies,” with respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also disclose whether investments in derivatives are counted toward the Fund’s 80% test.

Response to Comment 12 — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. Additionally, the Trust confirms that investments in derivatives which are on an equity security or equity index count toward the Fund’s 80% test. Whereas, a derivative on any security type other than an equity security would not count toward the Fund’s 80% test. The Trust also notes that the Fund contains detailed disclosure with respect to its use of derivative instruments and includes disclosure relating to the Fund’s 80% policy with respect to the definition of equity securities. Although the Fund may utilize derivatives investments and may include certain derivatives in its 80% policy, the Trust respectfully declines to revise its disclosure, as it believes its disclosure is sufficient. The Trust also notes that it has taken this approach with respect to a number of funds in its complex and that this approach is therefore consistent on a complex-wide basis. The Trust further notes that the Fund generally uses market value to value derivatives in connection with its 80% policy.

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Comment 13 — Under “Fund Summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response to Comment 13 — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph “The fund’s main risks are listed below in alphabetical order, not in order of importance.” For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 14 — The Staff notes that the disclosure “Fund summary — Principal risks” and “Fund details — Principal risks,” includes fixed-income securities risk. Please add disclosure relating to this type of investment in the Fund’s principal investment strategies.

Response to Comment 14 — The Fund has included the “fixed-income securities risk” factor to correspond to its stated principal investment strategy of investing in convertible securities, which may include both equity or debt securities and are disclosed in the discussion of principal investment strategies.

Comment 15 — Under “Fund Summary — Principal risks,” the Staff notes that Large Company Risk is included as a principal risk of the Fund. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund may invest in large-capitalized securities.

Response to Comment 15 — Upon review, the Trust confirms that “large company” risk is not applicable to the Fund and has accordingly removed such risk.

Comment 16 — The Staff notes that the disclosure under “Fund details — Principal risks of investing,” includes “Sector risk” that seems to note that the Fund is anticipated to focus or concentrate in the financial services sector when it goes effective. Accordingly, please add disclosure relating to financial services sector focus to the Fund’s principal investment strategies sections within the Fund Summary and/or Fund details.

Response to Comment 16 — The Trust respectfully believes that the disclosure appropriately addresses the investment strategy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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Comment 17 — In “Fund summary — Portfolio management,” please state the month and year that each portfolio manager began managing the Fund.

Response to Comment 17 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The month and year in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 18 — Under “Fund details — Who’s who - Management Fee,” with respect to the disclosure “The management fee is stated as an annual percentage of the aggregate net assets of the fund (together, with the assets of any other applicable fund identified in the advisory agreement), please identify all applicable funds upon whose assets the management fee is based.

Response to Comment 18 — The Trust believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

Comment 19 — Under “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.

Response to Comment 19 — The Trust respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Fund believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Class NAV Prospectus Comment

Comment 20 — Under “Fund Summary — Fees and expenses” in the “Annual Fund Operating Expenses” table, the Staff notes that the “Other Expenses” for Class A, Class C, and Class R6 differ from those of Class NAV. Please explain supplementally how there is an expense component unique to the given share class.

Response to Comment 20 — The Trust supplementally notes that transfer agency expenses are described in the Statement of Additional Information and are calculated monthly. The Trust also notes that the associated expenses for transfer agent services are allocated among four different expense categories associated with providing such services. Within each expense category, the

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transfer agent expense is allocated across all of the John Hancock affiliated funds and/or classes for which transfer agent services are provided, on the basis of relative average net assets, which results in differing TA fees for certain classes.

SAI Comments

Comment 21 — Please revised the disclosure related to “Concentration” in the Fund’s “Investment Restrictions” to state that the Fund “may not concentrate its investments in a particular industry or industries” and make corresponding changes for consistency.

Response to Comment 21 — The Trust respectfully submits that it discloses that the Fund “may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.” (emphasis added), and that it believes the foregoing is adequate and consistent with disclosure requirements, including Section 8(1)(E) of the 1940 Act. The Trust therefore respectfully declines to make any changes in response to this comment.

Comment 22 — In “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response to Comment 22 — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

Comment 23 — Under “Sample Calculation of Maximum Offering Price,” please confirm whether there should be a table showing the maximum offering price per share of the outstanding share classes of the Fund.

Response to Comment 23 — The Trust respectfully notes that as the Fund’s Class A, Class C, Class I, and Class R6 shares had not commenced operations as of the date of the prospectus, there is no such information to report. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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Comments to Part C

Comment 24 — Please confirm that all applicable exhibits incorporated by reference include hyperlinks to the relevant previous filings.

Response to Comment 24 — The Trust supplementary confirms that any exhibits incorporated by reference include hyperlinks to the relevant previous filings.

* * * * *

The Trust intends to file an amended Registration Statement that will reflect the above responses to the Staff’s comments electronically on EDGAR. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes
Partner
K&L Gates LLP
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APPENDIX A

Fee Schedules

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and on pages 18 to 20 of the prospectus under “Sales charge reductions and waivers” or pages 72 to 75 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	R6
Management fee	0.60	0.60	0.60
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00
Other expenses[1]	3.75	3.75	3.65
Total annual fund operating expenses	4.60	5.35	4.25
Contractual expense reimbursement[2]	–0.01	–0.01	–0.01
Total annual fund operating expenses after expense reimbursements	4.59	5.34	4.24

1	“Other expenses,” such as expected transfer agency expenses, have been estimated for the first year of operations of the fund’s Class A, Class C, and Class R6 shares.

2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

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Expenses ($)	A	C		R6
Shares		Sold	Not Sold
1 year	937	633	533	426
3 years	1,818	1,596	1,596	1,289

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	I
Management fee	0.60
Other expenses[1]	3.75
Total annual fund operating expenses	4.35
Contractual expense reimbursement[2]	–0.01
Total annual fund operating expenses after expense reimbursements	4.34

1	“Other expenses” have been estimated for the first year of operations of the fund’s Class I shares.

2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	I
1 year	435
3 years	1,317

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

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Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	0.60
Other expenses[1]	3.64
Total annual fund operating expenses	4.24
Contractual expense reimbursement[2]	–0.01
Total annual fund operating expenses after expense reimbursements	4.23

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	425
3 years	1,286
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